July 3, 2007

Daniel F. Duchovny, Esq. Special Counsel, Office of Mergers & Acquisitions, United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	AVP, Inc.
Schedule 13E-3
File No. 005-79737
Filed May 9, 2007

Preliminary Proxy Statement on Schedule 14A
Filed May 9, 2007
File No. 000-26454

Schedule 13D filed by Shamrock Capital Growth Fund II, L.P. et. al.
Filed April 16, 2007
File No. 005-79737

Dear Mr. Duchovny:

We are submitting, on behalf of AVP, Inc. (the "Company"), its responses to the comment letter from the Division of Corporation Finance, dated June 4, 2007 (the “Staff’s Letter”), relating to the filing of the Company's preliminary proxy materials. To facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff Letter and are filed together with the Company's amended Schedule 13E-3 (the “Amended 13E-3”) and revised preliminary proxy statement (the "Revised Proxy Statement"), amending the previous Schedule 13E-3 and proxy statement, each filed on May 9, 2007.

The written statement of the Company and additional reporting persons requested in the Staff’s Letter is enclosed.

By copy of this letter, we are providing the Staff three hard copies of the Revised Proxy Statement and Amended 13E-3, marked to show changes, indicating to which comment each change corresponds.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 2

Schedule 13E-3

1.  We note that Bruce Binkow will roll over his equity position in the company into equity of the acquiring entity. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include Mr. Binkow as a filing person in the Schedule 13E-3. Alternatively, please provide us your detailed legal analysis addressing why you believe Mr. Binkow is not a filing person.

Response to Comment 1:

Mr. Binkow has not decided whether to roll over his equity position. Accordingly, statements to the effect that he would roll his position have been deleted from the Revised Proxy Statement, and he has not been added to the Amended 13E-3 as a reporting person

2.  Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Mr. Binkow, if added in response to the preceding comments. For example, include a statement as to whether Mr. Binkow believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which Mr. Binkow relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by Mr. Binkow may be different than those of the company and other filing persons, and this fact should be reflected in the disclosure. In addition, be sure that Mr. Binkow signs the Schedule 13E-3.

Response to Comment 2:

Please see our response to Comment 1.

Item 10. Source and Amount of Funds

3.  Please include the disclosure relating to the fees and expenses to be incurred in connection with the merger in an appropriate location in the proxy statement.

Response to Comment 3:

This comment has been complied with on page 31, at the indicated location.

Item 13. Financial Information

4.  Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 3

Response to Comment 4:

Pursuant to Item 1010(b) of Regulation M-A, the Company is required to furnish pro forma financial information if such information is material. Because stockholders will receive only cash and will have no continuing interest in AVP after the merger, the Company considers pro forma financial information immaterial.

Proxy Statement

5.  Please fill in the blanks in the proxy statement.

Response to Comment 5:

The Staff’s comment is noted. To the extent such information is known, the blanks have been filled, in the Revised Proxy Statement.

Cover Letter

6.  We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to and in the best interests of the company and “its stockholders.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Response to Comment 6:

This comment has been complied with in the stockholders’ letter and on pages 4, 5, 9, and 13, at the indicated locations.

Summary Term Sheet, page 4

7.  Please clarify the first sentence in the paragraph captioned “Required Votes” on page 6. Make a similar revision to the first answer on page 10 and in the appropriate disclosure under “The Special Meeting.”

Response to Comment 7:

This comment has been complied with in the Notice of Meeting and on pages 6, 10, and 39, at the indicated locations.

8.  Refer to the “Go shop/no shop” section. We note that the 45-day “go shop” period expired after you filed the preliminary proxy statement. Please update your disclosure to note any developments in connection with the go-shop period.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 4

Response to Comment 8:

This comment has been complied with on pages 7, 12, and 45, at the indicated locations.

9.  Revise the “Termination of the Merger Agreement” section to disclose the amount of any termination fee due in each instance set forth in the bullet points in the section. Please make a similar revision to the appropriate section under the heading “The Merger Agreement.”

Response to Comment 9:

This comment has been complied with on pages 7 and 49-50, at the indicated locations.

10.  Please update the disclosure under the caption “Summary Financial Information.”

Response to Comment 10:

The Company has updated the “Summary Financial Information” (pg. 8), to include information for the three months ended March 31, 2007.

Special Factors

11.  The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the sections “Forward-Looking Statements,” “Introduction,” “Parties to the Merger,” and “The Special Meeting.”

Response to Comment 11:

The sections “Forward-Looking Statements”, “Introduction”, “Parties to the Merger”, and “The Special Meeting” have been relocated after the “Special Factors” section.

12.  Please disclose, for each filing person, the information required by Item 1013(a)-(c) of Regulation M-A for each filing person. Also, provide the disclosure required by Item 8 of Schedule 13E-3 for each filing person other than the company.

Response to Comment 12:

The first comment has been complied with on page 26, at the indicated location; the second comment has been complied with on pages 13 and 27, at the indicated locations.

Background of the Merger, page 15

13.  Please explain why the assumption of Mr. Chardavoyne of the position as your chief financial officer on March 31 was not considered to impair his qualifications to serve on the committee of independent directors.

Response to Comment 13:

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 5

This comment has been complied with on pages 12 and 14, at the indicated locations.

14.  Please expand your disclosure in this section. For example, describe (i) the meetings of the special committee and the matters discussed at each meeting instead of the general disclosure included in the sixth paragraph of this section, (ii) the negotiations with the Shamrock entities over the transaction, its terms (including the terms relating to the preferred stock), its structure and the transaction documentation, (iii) the role, if any, of Mr. Armato in the negotiations of the transaction, (iv) the negotiations by the Shamrock entities with Mr. Armato regarding the voting agreement, and (v) the negotiations with Mr. Armato and Mr. Binkow relating to the rollover of their securities.

Response to Comment 14:

This comment has been complied with throughout page 12. There were no negotiations regarding the Series B Preferred Stock, based on the understanding, as discussed in response to Comment 40, that the rights of holders of these shares are fixed by AVP’s charter.

15.  Please describe the duties of the special committee, the scope of its authority, and the period during which it served.

Response to Comment 15:

The requested disclosure has been added as the last sentence to the 4th paragraph on page 12.

16.  Please disclose the financial projections provided to Jefferies in an appropriate location of the proxy statement. We note you provided projections with Target Management Case and a Conservative Management Case.

Response to Comment 16:

The financial projections provided to Jefferies have been added on pages 23 through 25.

17.  Clarify whether Jefferies made any presentations to the special committee or the board of directors, besides delivering its opinion. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A and that each such presentation must be filed as an exhibit to Schedule 13E-3.

Response to Comment 17:

This comment has been complied with on pages 12 and 22, at the indicated locations.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 6

Recommendations of the Special Committee and Our Board of Directors, page 16

18.  Revise your disclosure to disclose whether the board of directors made a determination of both substantive and procedural fairness. See Item 1014 of Regulation M-A.

Response to Comment 18:

This comment has been complied with on page 13, at the indicated location.

19.  Please provide the disclosure required by Item 1014(b) of Regulation M-A and the related Instruction 2.

Response to Comment 19:

This comment has been complied with on page 15, at the indicated location.

20.  We note that the board of directors adopted the special committee’s conclusions and that the special committee appears to have considered the opinion and presentation by Jefferies. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

Response to Comment 20:

This comment has been complied with on page 13, at the indicated location.

Reasons for the Special Committee’s Determination, page 16

21.  Please revise your disclosure here and throughout the proxy statement to accurately reflect the opinion of Jefferies as included in Annex B which addresses fairness to the holders of common stock other than Parent, Acquisition Corp. and their respective affiliates.

Response to Comment 21:

This comment has been complied with on pages 5, 12, 13, and 16 at the indicated locations.

22.  Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than Parent, Acquisition Company and their respective affiliates, rather than all security holders unaffiliated with the company.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 7

Response to Comment 22:

This comment has been complied with on pages 5 and 13, at the indicated locations.

23.  Please reconcile the disclosure in the penultimate bullet point on page 16 expressing doubt about the Shamrock entities’ financial resources with the disclosure on page 30 which expresses certainty that Acquisition will obtain the funds for the transaction from cash on hand.

Response to Comment 23:

The Company has deleted the words “the likelihood” from the indicated bullet point on page 13, in response to this comment.

24.  We note that the 45-day “go shop” period expired after you filed the preliminary proxy statement. Please disclose how the special committee and the board considered this fact in reaching its procedural fairness determination.

Response to Comment 24:

The Company has revised the indicated bullet point on page 14, in response to this comment.

25.  Please revise the fourth bullet point on page 19 to describe the type of disruptions to your business considered by the special committee and explain why the committee believed there might be any such disruptions.

Response to Comment 25:

This bullet point has been deleted, in response to the comment, as the special committee did not believe that there would be disruptions to the Company’s business following the announcement of the merger.

26.  Please explain how the negative factors described on page 19 could be mitigated by the company and disclose whether the company in fact took any mitigating action.

Response to Comment 26:

The reference to the mitigation of negative factors has been deleted, as the Company does not believe any mitigation is necessary.

27.  Refer to the disclosure relating to procedural fairness on page 19. Clarify how the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained.

Response to Comment 27:

The last paragraph on pg. 14 has been added in response to this comment.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 8

Opinion of Jefferies & Company, Inc., page 19

28.  Please disclose how the Historical Share Price Performance analysis supported the financial advisor’s opinion.

Response to Comment 28:

The last sentence under “Opinion of Jefferies & Company, Inc.-Historical Share Price Performance” has been added in response to this comment (pg. 18).

29.  Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM revenues, and estimated 2007 and 2008 revenues and EBITDA for each company in the Comparable Company Analysis, including AVP, (ii) the data from each transaction that resulted in the multiple disclosed on page 23 with respect to the Selected Comparable Transactions Analysis and the AVP data to which you applied the multiple to arrive at the implied per share equity values, (iii) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis and how Jefferies derived implied per share equity values from that data. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Response to Comment 29:

A table has been added on pg. 19 in response to this comment.

30.  Please explain the basis of the each reference range used in the Comparable Company Analysis and describe any qualitative considerations made in narrowing or expanding the results obtained from the analysis in deriving each range. Also, explain what “other matters” Jefferies considered in this analysis and the Selected Comparable Transactions analysis, as disclosed in the last paragraph of each analysis.

Response to Comment 30:

A sentence has been added on page 19 at the indicated location. The phrase “other matters” has been deleted in response to the Staff’s comment.

31.  Please disclose the implied enterprise value for the company in the first paragraph on page 24.

Response to Comment 31:

The implied enterprise value for the Company has been disclosed in the paragraph immediately following the “Selected Comparable Transaction Multiples” table (pg. 21).

32.  In connection with our comment above, please provide a cross-reference in the Discounted Cash Flow Analysis section to where the financial projections appear in your proxy.

Response to Comment 32:

A cross-reference has been added to end of the “Discounted Cash Flow analysis” section (pg. 21) in response to the Staff’s comment.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 9

33.  Please explain how Jefferies determined that discount rates of 26-30%, perpetual growth rates of 5.0-7.0% and terminal EBITDA values of 5.5x-7.5x were the most appropriate indicators of value in the Discounted Cash Flow Analysis. Disclose the industry averages.

Response to Comment 33:

The requested disclosure has been added to the “Discounted Cash Flow Analysis” section (pg. 21).

34.  Please explain the difference between the perpetual growth and the terminal multiple methods used in the Discounted Cash Flow Analysis.

Response to Comment 34:

The requested disclosure has been added to the “Discounted Cash Flow Analysis” section (pg. 21).

35.  Please describe the services provided by Jefferies to the filing persons and their affiliates and quantify the compensation received by Jefferies for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Response to Comment 35:

The requested disclosure has been added to the last sentence of the penultimate paragraph on page 22 and to the last paragraph on page 22.

Interests of AVP Directors and Executive Officers in the Merger, page 27

36.  Please describe the “customary benefits” Mr. Armato is expected to receive under his new employment agreement.

Response to Comment 36:

The Company has revised the Revised Proxy Statement (pg. 28) to disclose the “customary benefits” Mr. Armato is expected to receive, including paid vacation, insurance coverage and travel reimbursement.

37.  We note that under the caption “Plans for AVP after the Merger” you disclose that there are no plans other than those disclosed in connection with the merger. In light of that, please explain what provisions were made in the registration rights agreement described on page 28. Are the parties considering a public offering subsequent to the going private transaction?

Response to Comment 37:

The Company has revised the Revised Proxy Statement (pg. 29) to disclose that Shamrock and its co-investors customarily enter into registration rights agreements with respect to acquired businesses, even though there is no public offering contemplated subsequent to this transaction.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 10

38.  We note under the caption “Stockholders Agreement” on page 28 that “certain other stockholders” of Holdings will enter into a stockholders agreement. Please name those security holders.

Response to Comment 38:

The Company has deleted the phrase “and certain other stockholders” (pg. 29), as Holdings, Shamrock, and Mr. Armato will be the only parties to the stockholders agreement.

Material U.S. Federal Income Tax Consequences of the Merger, page 30

39.  We note your statements that the discussion “is for general information only.” Please delete these statements, as it implies that you are not responsible for the disclosure in your proxy statement.

Response to Comment 39:

The Company has deleted the phrase “for general information purposes” (pp. 31 and 33) as requested.

Appraisal Rights, page 32

40.  Please explain your basis for stating that you believe the fair value of the preferred stock is its liquidation value.

Response to Comment 40:

The Company has revised the Revised Proxy Statement (pg. 36) to disclose that its belief that the fair value of the preferred stock is its liquidation value is based on the ruling in In the Matter of Appraisal of Ford Holdings, Inc. Preferred Stock that a clear statement in a corporation’s certificate of incorporation of the amount that a preferred stockholder will receive in a merger binds the preferred stockholders, who cannot seek “additional consideration in the merger through the appraisal process.”

Security Ownership, page 65

41.  Given the voting agreement signed by Mr. Armato and the Shamrock entities on April 5, 2007, please include the Shamrock entities as a beneficial owner in the table in this section.

Response to Comment 41:

The Shamrock entities have been included as a beneficial owner on the Security Ownership table (pg. 74 and note 15 on pg. 75).

42.  Please include the full name of security holders listed in this section.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 11

Response to Comment 42:

The Company has revised the Security Ownership table to include the full name of all security holders listed in the table (pg. 74).

Information concerning Shamrock Affiliates, page 71

43.  We note your disclosure in the first paragraph about a “potential interpretation” of the going private rules and that the Shamrock affiliates “may be deemed to be affiliates” of the company in the going private transaction. Note that the Shamrock entities, as filing persons, are affiliates of the company engaged in this going private transaction and that their status is not the result of a “potential” interpretation of the going private rules. Please revise this language to remove doubt from the disclosure or delete it.

Response to Comment 43:

The Company has revised the Revised Preliminary Proxy Statement to delete the phase “potential interpretation”, (pg. 79), as the Shamrock entities are affiliates of the Company.

Form of Proxy

44.  Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response to Comment 44:

The Company has revised the form of proxy to clearly identify it as being preliminary.

Schedule 13D

45.  Given that the voting agreement entered into with Mr. Armato on April 5 encompasses any shares over which Mr. Armato holds beneficial ownership, please revise your disclosure to include all securities Mr. Armato has a right to acquire within 60 days.

Response to Comment 45:

We expect that an amendment to Schedule 13D, reflecting this comment, will be filed shortly.

46.  It appears that the Shamrock entities have formed a group with Mr. Armato as a result of entering into the voting agreement. In this respect, please tell us why you have not included a facing page for Mr. Armato in the Schedule 13D and why you have checked row 2(b) in the facing pages for the persons reporting on this Schedule 13D.

Daniel F. Duchovny, Esq. SEC July 3, 2007 Page 12

Response to Comment 46:

We expect that an amendment to Schedule 13D, reflecting this comment, will be filed shortly.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4827.

Best regards,

David C. Fischer

AVP, INC.
6100 CENTER DRIVE, SUITE 900
LOS ANGELES CA 90045
(310) 426-8000

July 3, 2007

Securities and Exchange Commission
Washington DC 20549-0303

Re: Schedule 13E-3, File No. 005-79737
Mesdames/Gentlemen:

In connection with responding to your comments on the captioned filing, AVP, Inc., as a reporting person, acknowledges that:

•	The reporting person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The reporting person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AVP, INC.

By:	/s/ Leonard Armato
Leonard Armato,
Chief Executive Officer

Each of the undersigned reporting persons acknowledges as aforesaid.

/s/ Leonard Armato
Leonard Armato

AVP HOLDINGS, INC.

By:	/s/ Robert F. Perille
Robert F. Perille,
President

AVP ACQUISITION CORP.

By:	/s/ Robert F. Perille
Robert F. Perille,
President

SHAMROCK CAPITAL GROWTH
FUND II, L.P.
By: Shamrock Capital Partners II, L.L.C.
Its: General Partner

By:	/s/ Stephen D. Royer
Stephen D. Royer,
Executive Vice President

SHAMROCK CAPITAL PARTNERS II, L.P.

By:	/s/ Stephen D. Royer
Stephen D. Royer,
Executive Vice President